MR

[redacted]

14047952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park VI 997 San Roberto Street 9th Floor
(No. and Street)

San Juan (City) Puerto Rico (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Suarez (787) 993-4288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue, Suite 1100 (Address) San Juan (City) Puerto Rico (State) 00918 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit Number 710
Sworn and subscribed before me by Ana R. Suarez, of legal age, married, in her capacity as Chief Compliance Officer of Oriental Financial Services and Resident of Guaynabo, PR, whom I personally known.

Notary Public

Ana R. Suarez
Signature

CCO
Title

In San Juan, Puerto Rico this 26 of February, 2014

MANUEL F. PORRATA MONSERRATE
ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANUEL F. PORRATA MONSERRATE
ABOGADO-NOTARIO

9397
11/21/2013
$5.00
$5 Sello Asistencia Legal
51257-2013-1121-56172245
RECIBO
05149791

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2013

(With Reports of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying financial statements of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of OFG Bancorp), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in schedule IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

KPMG LLP

February 28, 2014
San Juan, Puerto Rico

Stamp No. E94583 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2013

Assets:		
Cash and cash equivalents	$	5,964,474
Deposit with clearing organization		1,250,000
Securities owned – at fair value		1,868,925
Receivables from broker-dealers and others		1,847,871
Deferred tax asset, net		1,124,070
Due from affiliates (note 6)		118,407
Property and equipment, net		295,865
Prepaid expenses and other assets		1,764,829
Total assets	$	14,234,441
Liabilities:		
Accounts payable and accrued expenses	$	1,629,770
Unearned revenue		191,700
Total liabilities		1,821,470
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares.		1,000
Additional paid-in capital		12,411,971
Retained earnings		—
Total stockholder's equity		12,412,971
Commitments and contingencies		
Total liabilities and stockholder's equity	$	14,234,441

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Income

Year ended December 31, 2013

Revenue:		
Commissions	$	13,469,113
Interest and dividends		116,932
Investment banking fees		224,211
Trading losses		(570,468)
Other income		186,240
Total revenue		13,426,028
Expenses:		
Employee compensation and benefits		7,072,370
Management and service fees (note 6)		1,548,706
Clearing broker fees		644,087
Claims and settlements		714,389
Occupancy and equipment (note 6)		697,534
Wrap fees		297,399
Professional services		908,388
Advertising and promotion		22,355
Taxes, other than payroll and income taxes		352,940
Communications		87,472
Other		430,663
Total expenses		12,776,303
Income before income tax expense		649,725
Income tax expense		47,723
Net income	$	602,002

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2012	$	1,000	4,921,456	2,170,198	7,092,654
Net assets contributed by merger with OFS Securities, Inc. (note 1)		—	7,816,613	—	7,816,613
Balances at December 31, 2012, as affected by the merger		1,000	12,738,069	2,170,198	14,909,267
Net income		—	—	602,002	602,002
Group allocation of equity-based compensation		—	101,702	—	101,702
Dividends paid		—	(427,800)	(2,772,200)	(3,200,000)
Balances at December 31, 2013	$	1,000	12,411,971	—	12,412,971

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	602,002
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(532,999)
Stock-based compensation		101,702
Depreciation		84,235
Bad debt expense		161,060
Retainer bonus disbursements		(367,500)
Amortization of retainer bonuses		299,049
Changes in operating assets and liabilities:		
Receivables from broker-dealers and others		(1,071,359)
Securities owned, at fair value – net		(1,374,385)
Prepaid expenses and other assets		(197,440)
Due from affiliates		(11,339)
Accounts payable and accrued expenses		(945,094)
Unearned revenue		(109,543)
Net cash used in operating activities		(3,361,611)
Cash flows from financing activity:		
Dividends paid		(3,200,000)
Net cash used in financing activity		(3,200,000)
Net decrease in cash and cash equivalents		(6,561,611)
Cash and cash equivalents – beginning of year, as affected by the merger		12,526,085
Cash and cash equivalents – end of year	$	5,964,474
Supplemental disclosures of cash flow information:		
Income taxes paid	$	939,637
Noncash transaction:		
Net assets contributed by affiliated entity, net of cash - beginning of year	$	869,878

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of OFG Bancorp (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

Effective August 1, 2013, the Company and OFS Securities, Inc. entered into a merger agreement whereby OFS Securities, Inc. contributed its net assets in exchange for membership interest of the Company. The net assets contributed were recorded at OFS Securities, Inc.'s carrying amount as this transaction was executed among entities under common control. This transaction was structured to qualify as a tax exempt transaction based on the provisions of Section 1034.04 of the Puerto Rico Internal Revenue Code for a New Puerto Rico.

The merger was recorded using the as-if-pooling of interest method and the statement of income includes all the transactions as if the merger would have occurred on January 1, 2013. Additional paid-in capital was also restated by the amount of to give retroactive effect of this merger transaction to the beginning of the year.

The following assets and liabilities were contributed to the Company on July 31, 2013, including results of operations from January 1, 2013 to July 31, 2013 of $148,215:

Cash and cash equivalents	$	6,354,750
Deposit with clearing organization		100,000
Securities owned – at fair value		175,301
Receivables from broker-dealers and others		3,236,235
Deferred tax asset, net		480,184
Due from affiliates		10,000
Property, plant and equipment, net		22,876
Prepaid expenses and other assets		503,148
Accounts payable and accrued expenses		(2,917,666)
Net assets contributed	$	7,964,828

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned, the useful lives of property and equipment, share-based compensation, and accruals for claims and settlements.

(c) Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $5,716,875 as of December 31, 2013, and are valued using Level 1 inputs, as defined below.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions, including the related commission income and expenses, are reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(e) Commissions

Commissions and related clearing broker expenses are recorded on a trade-date basis.

(f) Investment Banking Revenue

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(g) Other Income and Expenses

Other income and expenses are accounted for on the accrual basis. Dividend and interest income are recognized when earned

(h) ***Property and Equipment***

Property and equipment are stated at cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2013 amounted to $84,235.

(i) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(j) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(k) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(l) ***Fair Value Measurements***

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under International Financial Reporting Standards (IFRS) or GAAP. For GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's financial statements.

(m) Group of Related Entities

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

- Oriental Financial Services Corp.
- Oriental Bank, Inc.
- Oriental International Bank, Inc.
- Oriental Insurance Inc.
- OFG Bancorp, and
- EB Operating Number One, Inc.

(n) Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU

2011-11 as of January 1, 2013. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

FASB ASU No. 2103-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11)*. The FASB issued ASU 2013-11 in July 2013, which requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. When a net operating loss, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purposes, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. Currently, there is no explicit guidance under GAAP on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendment of this guidance does not require new recurring disclosures. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments of this ASU should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not anticipate that the adoption of this guidance will have a material effect on its statement of financial condition or results of operations.

Other accounting standards that have been issued by FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

(2) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2013:

Puerto Rico government securities	$	1,788,487
Other equity securities		80,438
Total	$	1,868,925

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

		Fair value measurements at reporting date using		
	December 31, 2013	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Puerto Rico government securities	$ 1,788,487	—	1,788,487	—
Other equity securities	80,438	—	80,438	—
Total	$ 1,868,925	—	1,868,925	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2013.

(3) Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2013 consist of the following:

Prepaid retainer bonuses	$ 1,215,895
Prepaid municipal taxes	116,765
Prepaid income taxes	315,065
Prepaid others	80,072
Other assets	37,032
	$ 1,764,829

Prepaid retainer bonuses comprised amounts advanced to new brokers under promissory note agreements that require the brokers to repay the Company the amounts advanced by making annual payments on the anniversary dates established in the agreements. Under the terms of the agreements, the brokers are not required to repay the Company if at the anniversary date (date of scheduled repayment), the brokers achieve certain milestones and comply with the conditions established in the promissory note.

(4) Property and Equipment

Property and equipment at December 31, 2013 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5–10	$	368,568
Furniture, fixtures, and equipment	3–5		100,419
Computer and communication equipment	3		139,696
Total			608,683
Less accumulated depreciation and amortization			(312,818)
Total		$	295,865

(5) Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $1,250,000 as of December 31, 2013.

In October 2010, the Company received a payment from Pershing amounting to $750,000 to cover the costs of conversion from National Financial Services Corp. (NFSC) and as an incentive for entering into a new clearing agreement with Pershing. The remaining portion of this payment that has not been recognized as revenue, which amounts to approximately $191,700 as of December 31, 2013, is presented in the accompanying statement of financial condition as unearned revenue. Income of $109,543 and $82,157 will be recognized in 2014 and 2015, respectively.

(6) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged a management and service fees for the year ended December 31, 2013, the Company was charged $1,548,706 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, which amounted in 2013 to approximately $71,000, included in occupancy and equipment expenses in the statement of income.

The Company's employees participate in the Group's equity-based compensation plans. During the year ended December 31, 2013, the Group allocated stock compensation expense of $101,702 to the Company. The Group follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to $180,000 as of December 31, 2013, included in cash and cash equivalents in the statement of financial condition.

The Company paid $3.2 million in dividends during the year. Dividends paid were recorded against available retained earnings and any remaining amount was recorded as a reduction to additional paid-in capital.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2013, the Company had net capital of $8,181,854, which is $7,931,854 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 is 0.22 to 1.00. Amended FOCUS Report (Form X-17A-5) was filed on February 28, 2014.

(8) Income Taxes

On June 30, 2013 the Governor signed Act No. 40-2013, known as "Ley de Redistribución y Ajuste de la Carga Contributiva" (Act of Redistribution and Adjustment of Tax Burden) (the Act), as amended. This Act, along with others signed by the Governor, comprises the budget of the Commonwealth of Puerto Rico for 2013–2014. The main purpose of the Act is to increase government collections in order to alleviate the structural deficit. The most relevant provisions of the Act, as applicable to the Company, and effective for taxable years beginning after December 31, 2012 are as follows: (1) the maximum Corporate Income Tax rate was increased from 30% to 39%; (2) the allowance deduction for determining the income subject to surtax was reduced from $750,000 to $25,000 (which must be allocated among the members of a controlled group of corporations); (3) the allowable Net Operating Loss (NOL) deduction was reduced to (i) 90% of the corporation's net income subject to regular tax, for purposes of computing the regular income tax and (ii) 80% of the alternative minimum taxable income for purposes of computing the alternative minimum tax (AMT); (4) the NOL carryover period was extended from 10 to 12 years for NOLs incurred in taxable years beginning after December 31, 2004 and before January 1, 2013, and from 7 to 10 years for losses incurred in taxable years beginning after December 31, 2012; (5) a new special tax based on gross income (the Special Tax) was added to the Puerto Rico Internal Revenue Code of 2011, as further described below; and (6) a special tax of 1% on insurance premiums earned after June 30, 2013.

In the case of nonfinancial institutions, the Special Tax is paid as part of the AMT and thus is accounted for under the provisions of ASC 740, income taxes. The applicable rate for nonfinancial institutions increases gradually from 0.2% for gross income equal to or in excess of $1.0 million up to 0.85% for gross income in excess of $1.5 billion. In the case of a controlled group of corporations, the tax rate for all members of the group is determined by the aggregate gross income of all members in the group. In the case of financial institutions, the Special Tax is not part of the AMT calculation thus is accounted for as other tax not subject to the provisions of ASC 740 since the same is based on gross income. The applicable rate for financial institutions is 1%, of which fifty percent (50%) may be claimed as a credit against the financial institution's applicable income tax.

The components of income tax expense for the year ended December 31, 2013 are as follows:

Current income tax expense	$	580,722
Deferred income tax benefit		(532,999)
Income tax expense	$	47,723

The Company's income tax expense differs from amounts computed by applying the applicable statutory rate to income before income taxes as follows:

		Amount	Rate
Tax at statutory rate	$	253,393	39.00%
Effect of change in statutory rate from 30% to 39% (including $110,000 from OFS Securities Inc.)		(179,936)	(27.69)
Nondeductible items		36,065	5.55
Other items		(61,799)	(9.51)
Income tax expense	$	47,723	7.35%

For the purpose of the financial statements, the financial result of the merger between the Company and OFS Securities, Inc. is presented as of January 1, 2013, even though the merger occurred on August 1, 2013.

The components of the Company's deferred tax assets at December 31, 2013 are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	380,835
Unearned revenue		74,763
Stock-based compensation		110,486
Unrealized loss		225,796
Accrual for claims and settlements		295,407
Other items		36,783
Total deferred tax asset	$	1,124,070

The deferred taxes detailed above include $446,530 from the merger with OFS Securities primarily related to a net operating loss from prior years, which has a carryover period of twelve years.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(Continued)

Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2013.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2008 to 2012, until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete.

(9) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company. On November 13, 2013, the Company accepted and consented, without admitting or denying the findings that the Company purchased municipal securities for its own account from a customer and/or sold municipal securities for its own account to a customer at an aggregate price, including any markdown or markup, that was not fair and reasonable. The Company agreed to pay a fine of $40,570 plus restitution of $13,278 to the identified customers, plus interest. These amounts have been accrued in the financial statements as of December 31, 2013, as a component of accounts payable and accrued expenses in the statement of financial position. As of the date of the financial statements, a FINRA cycle examination is ongoing; however, the Company is not aware of any findings that would have a material impact on the financial statements. No provision has been made for any liabilities that may arise from such examinations since the amount, if any, cannot be determined at this date.

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(10) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2014, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2013

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	12,412,971
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		12,412,971
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		12,412,971
Deductions and/or charges:		
Total nonallowable assets		3,917,923
Capital charges for spot and commodity futures		—
Other deductions and/or charges		—
		(3,917,923)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		8,495,048
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		93,756
Other securities		219,438
Undue concentration		—
Other		—
		(313,194)
Net capital	$	8,181,854

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	121,431
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		8,181,854
Excess net capital		7,931,854
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		7,881,854

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2012, Form X-17A-5, Part II-A filing.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2013

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	1,821,470
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	1,821,470
Ratio – aggregate indebtedness to net capital		0.22 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and other	$	614,753
Prepaid expenses and other assets		1,764,828
Deferred tax asset, net		1,124,070
Property and equipment		295,865
Due from affiliates		118,407
Total nonallowable assets	$	3,917,923

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2013

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2013

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Income Schedule

Year ended December 31, 2013

(In thousands of U.S. dollars)

	OFS Securities, Inc. January 1, 2013 to July 31, 2013	Oriental Financial Services, Corp. January 1, 2013 to December 31, 2013	Total
Revenue:			
Commissions	$ 2,041,114	11,427,999	13,469,113
Interest and dividends	45,525	71,407	116,932
Investment banking fees	—	224,211	224,211
Trading gains and (losses), net	6,094	(576,562)	(570,468)
Other income	62,382	123,858	186,240
Total revenue	2,155,115	11,270,913	13,426,028
Expenses:			
Employee compensation and benefits	1,409,090	5,663,280	7,072,370
Management and service fees	—	1,548,706	1,548,706
Clearing broker fees	98,166	545,921	644,087
Claims and settlements	—	714,389	714,389
Occupancy and equipment	170,932	526,602	697,534
Wrap fees	—	297,399	297,399
Professional services	239,631	668,757	908,388
Advertising and promotion	1,176	21,179	22,355
Taxes, other than payroll and income taxes	45,527	307,413	352,940
Communications	23,944	63,528	87,472
Other	104,257	326,406	430,663
Total expenses	2,092,723	10,683,580	12,776,303
Income before income tax expense	62,392	587,333	649,725
Income tax expense	(85,823)	133,546	47,723
Net income	$ 148,215	453,787	602,002

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Oriental Financial Services Corp.:

In planning and performing our audit of the financial statements of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of OFG Bancorp), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17 a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014
San Juan, Puerto Rico

Stamp No. E94584 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Oriental Financial Services, Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Oriental Financial Services, Corp. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No differences were noted. Though, we noted that the SIPC-7 filed by the Company only includes the results of operations of OFS Securities Inc., the merged entity, subsequent to July 31, 2013. Management has represented to us that the results of operations of OFS Securities Inc. through July 31, 2013 were submitted in a separate SIPC-7 which is not covered by these agreed-upon procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014
San Juan, Puerto Rico

License No. 21
Expires December 1, 2016


E94580
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Oriental Financial Services
997 San Roberto Street
Suite 900
Rio Piedras, PR 00926

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

787-522-6994

2. A.	General Assessment (item 2e from page 2)		$ 19,435
B.	Less payment made with SIPC-6 filed (exclude interest) $9,772 on 7/30/13 & $9,540 on 2/12/14 — Date Paid		(19,312)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		123
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 123
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 123	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

OFS Securities merged with Oriental Financial Services on August 1, 2013.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oriental Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 14.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$11,270,911
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	576,562
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	576,562
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,482,447
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	268,272
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	165,550
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	157,371
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	4,073,640
2d. SIPC Net Operating Revenues	$7,773,833
2e. General Assessment @ .0025	$19,435 (to page 1, line 2.A.)